UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

STREAMLINE HEALTH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

86323X106

(CUSIP Number)

Allen Moseley

c/o Moseley and Company VI, LLC

4200 Northside Parkway,

N.W., Building 9

Atlanta, GA 30327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2012 and February 17, 2013

(Date of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

(Continued on following pages)

CUSIP No. 86323X106	Schedule 13D/A

1	NAME OF REPORTING PERSONS Noro-Moseley Partners VI, L.P. I.R.S. Identification Nos. of above persons (entities only) 45-0564753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,123,333[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,123,333[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,333[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%[2]
14	TYPE OF REPORTING PERSON PN

1	Includes ownership of (a) Series A 0% Convertible Preferred Stock held by reporting persons convertible at any time into an aggregate of 1,633,333 shares of Common Stock of the Issuer and (b) Warrants held by the reporting persons convertible at any time into an aggregate of 490,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
2	Based on 12,964,809 shares of Issuer’s common stock outstanding as of June 14, 2013, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2013.

CUSIP No. 86323X106	Schedule 13D/A

1	NAME OF REPORTING PERSONS Moseley and Company VI, LLC I.R.S. Identification Nos. of above persons (entities only) 14-1999859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,123,333[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,123,333[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,333[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%[4]
14	TYPE OF REPORTING PERSON OO, IA

3	Includes ownership of (a) Series A 0% Convertible Preferred Stock held by reporting persons convertible at any time into an aggregate of 1,633,333 shares of Common Stock of the Issuer and (b) Warrants held by the reporting persons convertible at any time into an aggregate of 490,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
4	Based on 12,964,809 shares of Issuer’s common stock outstanding as of June 14, 2013, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2013.

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) relates to the Schedule 13D filed by Noro-Moseley Partners VI, L.P. (the “Limited Partnership”) and the Limited Partnership’s general partner, Moseley and Company VI, LLC (the “General Partner,” and, together with the Limited Partnership, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 29, 2012 with respect to the common stock, par value $.01 per share (the “Common Stock”), of Streamline Health Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons did not pay any additional consideration in connection with the events described in more detail under Item 4 below.

Item 4.	Purposes of Transactions

Item 4 is amended and restated as follows:

On August 16, 2012, the Issuer completed a $12 million equity investment with the Limited Partnership and affiliated funds and accounts of certain other investors. The equity investment consisted of the Issuer issuing shares of Preferred Stock at $3.00 per share, warrants exercisable for shares of the Common Stock at an exercise price of $3.99 per share (the “Warrants”), and Convertible Subordinated Notes (the “Convertible Notes”), which, upon stockholder approval, would convert into shares of Preferred Stock. On August 16, 2012, the Reporting Persons acquired 986,854 shares of Preferred Stock, a Warrant exercisable for 490,000 shares of Common Stock and a Convertible Note convertible into 646,479 shares of Preferred Stock upon stockholder approval. On November 1, 2012, following the receipt of stockholder approval by the Issuer, the Convertible Notes owned by the Reporting Persons converted into 646,479 shares of Preferred Stock. The Preferred Stock is convertible into shares of the Common Stock on a one-for-one basis at $3.00 per share at any time at the discretion of the Reporting Persons. Commencing on February 17, 2013, the Warrants are currently exercisable at any time until 5 years from such date.

In connection with the acquisition of the shares of Preferred Stock, the Warrant and the Convertible Note by the Reporting Persons, the Issuer entered into a Securities Purchase Agreement and a Registration Rights Agreement, each dated as of August 16, 2012, with the Limited Partnership and additional investors thereto. In addition, Allen Moseley, a member of the Limited Partnership and a member of the General Partner, was appointed as a member of the Issuer’s Board of Directors, effective as of August 16, 2012.

The Reporting Persons acquired the shares of Preferred Stock, a Warrant and a Convertible Note solely for investment purposes. Except as otherwise described herein, as of the date of this Schedule 13D, neither of the Reporting Persons has any plans or proposals to implement any plans or proposals with respect to any material change of the Issuer’s business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is amended and restated as follows:

After giving effect to the transactions that are the subject of this Schedule 13D/A, the Reporting Persons may be deemed to beneficially own 2,123,333 shares of Common Stock of the Issuer consisting of (a) Preferred Stock, which is convertible at any time by the Reporting Persons into 1,633,333 shares of Common Stock of the Issuer and (b) a Warrant currently exercisable into 490,000 shares of Common Stock until five years from February 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2013	MOSELEY AND COMPANY VI, LLC

	By:	/s/ Allen Moseley
Name: Allen Moseley Title: Class A Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2013	NORO-MOSELEY PARTNERS VI, L.P., BY ITS GENERAL PARTNER, MOSELEY AND COMPANY VI, LLC

	By:	/s/ Allen Moseley
Name: Allen Moseley Title: Class A Member

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